UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant’s name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated July 14, 2021, titled “Seanergy Announces New Time Charter Agreement and New Financing Agreement of $30.9 million.”

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.2 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated July 27, 2021, titled “Seanergy Announces Delivery & Immediate Period Employment of one Capesize Vessel and New Bank Loan Facility.”

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.3 is a copy of the press release of Seanergy Maritime Holdings Corp. (the “Company”) dated July 29, 2021, titled “Seanergy Maritime Holdings Corp. Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2021.”

This Report on Form 6-K, Exhibits 99.1 and 99.2, excluding the statements attributed to the Company’s Chief Executive Officer, and the section entitled “Third Quarter 2021 TCE Guidance” of Exhibit 99.3 are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-257693, 333-253332, 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2021

SEANERGY MARITIME HOLDINGS CORP.

	By:	/s/ Stamatios Tsantanis
	Name:	Stamatios Tsantanis
	Title:	Chief Executive Officer